Mail Stop 3561

February 14, 2008

Via Fax & U.S. Mail

Ms. Mary E. Junck
Chief Executive Officer
Lee Enterprises, Inc.
201 N. Harrison Street
Suite 600
Davenport, Iowa 52801

>   **Re: Lee Enterprises, Inc.**
>   **Form 10-K for the year ended September 30, 2007**
>   **Filed November 29, 2007**
>   **File No. 1-06227**

Dear Ms. Junck:

We have reviewed your filing and have the following comments.   Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Critical Accounting Policies, page 17

1.   We note your section on critical accounting policies. It appears that the items included are a mere repetition of your Significant Accounting Policies section of the notes to your financial statements. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or using different assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements. With a view towards expanded disclosure and considering the comments which follow concerning goodwill and intangible assets, please revise future filings accordingly.

Consolidated Balance Sheets

Note 6. Goodwill and Other Intangible Assets, page 56

2. We note that during the Company's most recent fiscal year, and the subsequent interim period since the completion of the Company's 2007 fiscal year, the Company's common share price and its related market capitalization has significantly declined and totaled approximately $700 million at December 31, 2007. We also note that the amount of the Company's current market capitalization is significantly below the book value of the Company's stockholder's equity at September 30, 2007, and that the Company's book value at this date included a significant amount of goodwill and other intangible assets, which aggregated approximately $2.4 billion. This decline in the Company's market capitalization, coupled with declines in various categories of the Company's revenues in fiscal 2007 and the first quarter of fiscal 2008, may be indicative of a potential impairment of the Company's recorded investment in its intangible assets and goodwill. Based on the guidance in SFAS 142, and in light of the fact that the company's market capitalization has been steadily declining during the fiscal year ended September 30, 2007, supplementally advise us what consideration was given to recognizing an impairment of the Company's recorded investment in goodwill and other intangible assets.

As part of your response, specifically address the reasons you believe these intangible assets are more valuable than the market's valuation of the entire company as a whole, and provide us with a detailed analysis of significant assumptions involved, that include, but are not limited to:

For intangible assets other than goodwill:

- Future income and expense projections associated with these assets with a justification of any projected or expected increases/decreases,

- The reasons the Company believes customers and newspaper subscribers will continue to use/subscribe to publications at the rates included in your assumptions, with an explanation of actual and estimated attrition for each material acquired customer and newspaper subscriber list throughout its economic life,

- A discussion of whether online growth has been considered in this analysis and if so, explain its relevance at the time of your impairment analysis as compared to the time of the acquisition, and,

- Any other matters or assumptions which were relevant to your analysis of potential impairments in your intangible assets other than goodwill.

For goodwill:

- Please indicate the date the Company's most recent goodwill impairment analysis was completed and explain how the Company was organized into reporting units for purposes of completing its impairment analysis.

- Explain the methods and significant assumptions used in the Company's impairment analysis for its various reporting units and provide us with the results of the most recently completed impairment analysis.

- Given the significant disparity between the Company's current market capitalization and its book value, please explain the facts and circumstances which management believes are responsible for the significant disparity between the Company's market capitalization and the book value of the Company's equity.

We may have further comments upon reviewing your response. Assuming a satisfactory response, the notes to your financial statements and Management's Discussion and Analysis should be significantly expanded to summarize your methodology, analysis, and conclusions of your impairment tests, including the reasons management believes no write-downs are required. Your revised discussion should include a discussion of the significant decline in the market capitalization of the Company which has occurred over the past year and should also include a discussion of why management does not believe this decline in market capitalization is indicative of a potential impairment in the Company's recorded investment in indefinite lived intangible assets and goodwill.

Notes to Financial Statements

Advertising Costs

3. In future filings, please revise to disclose the amount of advertising costs incurred during each period presented in the Company's consolidated statement of operations. Refer to the disclosure requirements outlined in paragraph 49 of SOP 93-7.

Note 19. Commitments and Contingent Liabilities

PD LLC Operating Agreement

4. We note from the disclosure in Note 19, that pursuant to the terms of the operating agreement governing PD LLC, Herald owns a 5% interest in PD LLC, of which Pulitzer is the managing member and owns the remaining 95% interest. We also note that under the terms of the operating agreement governing PD LLC, on May 1, 2010, Herald will have a one-time right to require PD LLC to redeem Herald's interest in PD LLC, together with Heralds' interest in DS LLC, another entity in which Pulitzer is the managing member and which is engaged in the business of delivering publications and products in the greater St. Louis metropolitan area. We further note that the May 1, 2010 redemption price for the Herald's interest will be calculated pursuant to a formula that is further described in Note 19 to the financial statements.

In this regard, please explain how the Herald's redemption right on May 1, 2010 with respect to its equity interest in PD LLC is being accounted for in the Company's consolidated financial statements pursuant to the guidance in EITF D-98, SFAS No. 133, and/or SFAS No.150, as applicable. As part of your response, please explain what your expected obligation to redeem the Herald's interest on May 1, 2010 would be, based on facts and circumstances existing at the most recent balance sheet date. Also, please explain how changes in the potential redemption value of the Herald's interest are being accounted for in the Company's consolidated financial statements. If no obligation for the Herald's redemption right is being recognized in the Company's consolidated financial statements, please explain in detail why the Company believes this treatment is appropriate. We may have further comment upon receipt of your response.

Other

5. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Carl. G. Schmidt, CFO
        (563) 328-4322